UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D*

Under the Securities Exchange Act of 1934

(Amendment No. 3)

NextDecade Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of class of securities)

65342K105
(CUSIP number)

Matthew Zweig
Valinor Management L.P.
510 Madison Avenue, 25th Floor
New York, New York 10022
(212) 918-5226

With copies to:
Jackie Cohen
Weil, Gotshal & Manges, LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000

(Name, address and telephone number of person authorized to receive notices and communications)

April 11, 2018
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Schedule 13D
CUSIP No. 65342K105
1	NAME OF REPORTING PERSON.
Valinor Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☐

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER.
0

	8	SHARED VOTING POWER.
3,825,165

	9	SOLE DISPOSITIVE POWER.
0

	10	SHARED DISPOSITIVE POWER.
3,825,165

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
3,825,165

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.59%

14	TYPE OF REPORTING PERSON.
OO

Schedule 13D
CUSIP No. 65342K105
1	NAME OF REPORTING PERSON.
Valinor Capital Partners Offshore Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☐

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER.
0

	8	SHARED VOTING POWER.
10,883,490

	9	SOLE DISPOSITIVE POWER.
0

	10	SHARED DISPOSITIVE POWER.
10,883,490

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
10,883,490

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.21%

14	TYPE OF REPORTING PERSON.
PN

Schedule 13D
CUSIP No. 65342K105
1	NAME OF REPORTING PERSON.
VND Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☐

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER.
0

	8	SHARED VOTING POWER.
4,798,329

	9	SOLE DISPOSITIVE POWER.
0

	10	SHARED DISPOSITIVE POWER.
4,798,329

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
4,798,329

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.50%

14	TYPE OF REPORTING PERSON.
PN

Schedule 13D
CUSIP No. 65342K105
1	NAME OF REPORTING PERSON.
Valinor Associates, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☐

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER.
19,506,984*

	9	SOLE DISPOSITIVE POWER.
0

	10	SHARED DISPOSITIVE POWER.
19,506,984*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
19,506,984*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.30%*

14	TYPE OF REPORTING PERSON.
OO

*Includes shares owned by Valinor Capital Partners, L.P., VND Partners, L.P. and Valinor Capital Partners Offshore Master Fund, L.P.

Schedule 13D
CUSIP No. 65342K105
1	NAME OF REPORTING PERSON.
Valinor Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☐

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER.
0

	8	SHARED VOTING POWER.
19,506,984*

	9	SOLE DISPOSITIVE POWER.
0

	10	SHARED DISPOSITIVE POWER.
19,506,984*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
19,506,984*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.30%*

14	TYPE OF REPORTING PERSON.
LP

*Includes shares owned by Valinor Capital Partners, L.P., VND Partners, L.P. and Valinor Capital Partners Offshore Master Fund, L.P.

Schedule 13D
CUSIP No. 65342K105
1	NAME OF REPORTING PERSON.
David Gallo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☐

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER.
0

	8	SHARED VOTING POWER.
19,506,984*

	9	SOLE DISPOSITIVE POWER.
0

	10	SHARED DISPOSITIVE POWER.
19,506,984*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
19,506,984*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.30%*

14	TYPE OF REPORTING PERSON.
IN

*Includes shares owned by Valinor Capital Partners, L.P., VND Partners, L.P. and Valinor Capital Partners Offshore Master Fund, L.P.

This Amendment No. 3 (“Amendment No. 2”) amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 3, 2017, as amended (as amended, the “Statement”), and is filed by the Reporting Persons with respect to the common stock, $0.0001 par value per share (“Shares”), of NextDecade Corporation (the “Issuer”).  Capitalized terms used herein but not defined shall have the meaning given to them in the Statement.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is amended and supplemented as follows:

On April 11, 2018 (the “Backstop Agreement Date”), Valinor Management entered into a backstop commitment agreement with the Issuer (the “Backstop Agreement”), pursuant to which Valinor Management or its designated affiliates (as described below), agreed to purchase in the aggregate, at the Issuer’s election, up to approximately $7.955 million in, or approximately 7,955 shares of, convertible preferred stock with detached warrants (such commitment, the “Valinor Backstop Amount”) in connection with the Issuer’s convertible preferred equity offering (“preferred offering”) previously disclosed in the Issuer’s Form 8-K filed with the SEC on April 12, 2018 (the “Backstop 8-K”).

Pursuant to the Backstop Agreement, in exchange for the Valinor Management’s commitment under the Backstop Agreement, the Issuer agreed to issue to Valinor Management, or its designated affiliates, at the closing of the preferred offering (the “Closing”), an aggregate of 49,671 Shares if the Closing occurs within 30 days after the Backstop Agreement Date and additional Shares if the Closing occurs at a later date (as set forth in the Backstop Agreement).  In addition, the Issuer agreed to issue to Valinor Management, or its designated affiliates, an amount equal to 2.75% of the portion of the Valinor Backstop Amount drawn on by the Issuer, which will be paid at the Closing in Shares priced at $4.8047 per share.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended and restated as follows:

The responses set forth on rows 7 through 13 of the cover pages of this Statement, as of the date hereof, are incorporated by reference in this Item 5.

(a) and (b) The following responses are based on (i) 106,397,602 outstanding Shares as of March 1, 2018, as reported in the Issuer’s Form 10-K filed with the SEC on March 8, 2018, plus (ii) 218,534 Shares, representing the minimum aggregate number of Shares to be issued by the Issuer as backstop fees in connection with the convertible preferred offering (see Item 4) (the “Outstanding Shares”).

As of the date hereof: Capital Partners directly holds 3,825,165 Shares, which represents approximately 3.59% of the Outstanding Shares; VND Partners directly holds 4,798,329 Shares, which represents approximately 4.50% of the Outstanding Shares; and Capital Partners Offshore Master directly holds 10,883,490 Shares, which represents approximately 10.21% of the Outstanding Shares.

David Gallo is the Founder, Managing Partner and Portfolio Manager at Valinor Management, an investment management firm that serves as the investment manager to a number of private investment vehicles including (i) Capital Partners Offshore Master, (ii) Capital Partners and (iii) VND Partners, and is the managing member of Associates, which in turn is the general partner of (a) Capital Partners Offshore Master, (b) Capital Partners and (c) VND Partners.  Valinor Management Associates, LLC is the general partner of Valinor Management.

The aggregate number and percentage of the Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

(c) Except as set forth in this Item 3, none of the Reporting Persons has effected any transaction in the Shares in the 60 days prior to filing this Statement, except that the Share ownership amounts reported herein reflect the receipt of the Backstop Grant as set forth below:

Valinor Affiliate	Backstop Grant Shares
Capital Partners	12,918
Capital Partners Offshore	36,753

(d) To the knowledge of the Reporting Persons, no person other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported on this Statement.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The responses to Item 4 and Item 5 are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is amended and supplemented as follows:

10.7	Backstop Agreement, dated April 11, 2018, between Issuer and Reporting Person (incorporated herein by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on April 12, 2018).

2*	Joint Filing Agreement pursuant to Rule 13d-1(k)(1) under the Exchange Act.

* Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2018	Valinor Management, L.P.

By:	/s/ David Angstreich
Name: David Angstreich
Title: Chief Operating Officer

Date: April 13, 2018	David Gallo

/s/ David Gallo

Date: April 13, 2018	Valinor Associates, LLC

By:	/s/ David Angstreich
Name: David Angstreich
Title: Chief Operating Officer

Date: April 13, 2018	Valinor Capital Partners Offshore Master Fund, LP

By:	/s/ David Angstreich
Name: David Angstreich
Title: Chief Operating Officer

Date: April 13, 2018	VND Partners, L.P.

By:	/s/ David Angstreich
Name: David Angstreich
Title: Chief Operating Officer

Date: April 13, 2018	Valinor Capital Partners, L.P.

By:	/s/ David Angstreich
Name: David Angstreich
Title: Chief Operating Officer

Exhibit Index

1	Backstop Agreement, dated April 11, 2018, between Issuer and Reporting Person (incorporated herein by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on April 12, 2018).
2*	Joint Filing Agreement pursuant to Rule 13d-1(k)(1) under the Exchange Act.

* Filed herewith.